PE 3/20/2013 DC

Act: 1934
Section: 15d
Rule:
Public Availability: 3/21/2013


13001076

NO ACT

March 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC

MAR 21 2013

Washington, DC 20549

Re: Croghan Bancshares, Inc.
Incoming letter dated March 20, 2013

Based on the facts presented, the Division will not object if Croghan stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended December 31, 2012. In reaching this position, we note that Croghan has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Forms S-8, and such post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Croghan will file a certificate on Form 15, which will indicate that Croghan is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response, on or before the due date of its Form 10-K for the year ended December 31, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Mail Stop 4561

Anthony D. Weis
Vorys, Sater, Seymour & Pease LLP
52 East Gay Street
P.O. Box 1008
Columbus, Ohio 43216-1008

Re: Croghan Bancshares, Inc.

Dear Mr. Weis:

In regard to your letter of March 20, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Vorys, Sater, Seymour and Pease LLP
Legal Counsel

52 East Gay St.
PO Box 1008
Columbus, Ohio 43216-1008

614.464.6400 | www.vorys.com

Founded 1909

Anthony D. Weis
Direct Dial (614) 464-5465
Direct Fax (614) 719-4776
Email adweis@vorys.com

March 20, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Croghan Bancshares, Inc.
Commission File No. 000-20159

Ladies and Gentlemen:

On behalf of our client, Croghan Bancshares, Inc., an Ohio corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that, despite the fact that the Company does not comply with the shareholder threshold set forth in Rule 12h-3(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and would otherwise not be eligible to rely on Rule 12h-3(c) by virtue of updating its Form S-8 registration statements during the 2012 fiscal year on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2011 (filed with the Commission on March 29, 2012), as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), the Company should not be precluded from relying on Rule 12h-3 to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Annual Report on Form 10-K for the year ended December 31, 2012. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act prior to March 29, 2013 (the date the Company's Form 10-K for the year ended December 31, 2012 would have otherwise been due).

Except as otherwise set forth herein, the information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required reports until the date the Company files with the Commission a Form 15 to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act.

Factual Background

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As the result of a reorganization effective in 1984, the Company acquired all of the voting shares of The Croghan Colonial Bank (the "Bank"), an Ohio chartered bank organized in 1888. The Bank is the only direct subsidiary of the Company and substantially all of the Company's operations are conducted through the Bank. The Bank has one wholly-owned insurance company subsidiary, which was organized as an Ohio limited liability company for the purpose of allowing the Bank to participate in certain commission revenue generated through its third party insurance agreement. The Bank operates fourteen Ohio branch offices, including one in Bellevue, one in Clyde, one in Custar, five in Fremont, one in Green Springs, one in Monroeville, one in Norwalk, one in Port Clinton, and two in Tiffin.

The Company is a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act, and has approximately $631 million in assets and $67 million in equity. The principal offices of the Company are located at 323 Croghan Street, Fremont, Ohio 43420.

The Company has never conducted a public offering under the Securities Act and became subject to registration under Section 12(g) of the Exchange Act by virtue of the number of record holders of its Common Shares. The Common Shares are the only class of securities that are registered or are required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. The Common Shares are quoted on the OTC Bulletin Board under the symbol "CHBH."

As of November 14, 2012 (the date the Company filed a Form 15 to deregister the Common Shares under Section 12(g) of the Exchange Act), there were approximately 1,673,380 Common Shares outstanding, which were held of record by approximately 684 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). There are 1,678,630 Common Shares currently outstanding, which are held of record by approximately 688 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). In addition, options to acquire 28,869 Common Shares are currently outstanding, which options are held by eight (8) option holders. The Company has no outstanding debt securities or other securities issued and outstanding other than the Common Shares and options to acquire Common Shares. No sales of the Common Shares have occurred in 2012 or 2013. Other than its current reporting obligations under Section 15(d) of the Exchange Act, the Company is not under any obligation, contractual or otherwise, to continue to comply with the reporting requirements of the

Exchange Act. As of the date of this letter, the Company has filed all reports required under Section 13(a) of the Exchange Act in 2012 and for the three preceding fiscal years. If the Company obtains the relief sought by this letter and files a Form 15 to suspend its duty to file reports under Section 15(d) of Exchange Act, it will not thereafter file or furnish Exchange Act reports with the Commission.

On March 24, 2011, the Company filed a Registration Statement on Form S-8 (File No. 333-173034) (the "Stock Option Form S-8") registering 190,951 Common Shares issuable under the Croghan Bancshares, Inc. Amended and Restated 2002 Stock Option and Incentive Plan (the "Stock Option Plan"). On May 19, 1998, the Company filed a Registration Statement on Form S-8 (File No. 333-53075) registering 5,000 Common Shares issuable under The Croghan Colonial Bank 401(k) Profit Sharing Plan (the "Profit Sharing Plan") and on April 28, 2005, the Company filed a Registration Statement on Form S-8 (File No. 333-124401) registering 50,000 Common Shares issuable under the Profit Sharing Plan (such Forms S-8 referred to herein, collectively, as the "Profit Sharing Plan Forms S-8"). On November 14, 2012, the Company filed a Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-173034) deregistering all of the unissued Common Shares registered on the Stock Option Plan Form S-8. On November 14, 2012, the Company filed Post-Effective Amendment Nos. 1 to Forms S-8 (File Nos. 333-53075 and 333-124401) deregistering all of the unissued Common Shares registered on the Profit Sharing Plan Forms S-8. All three such Post-Effective Amendment Nos. 1 (the "Post-Effective Amendments") were effective as of November 14, 2012.

President Obama signed the Jumpstart Our Business Startups Act (the "JOBS Act") on April 5, 2012. Among other things, the JOBS Act amended Sections 12(g) and 15(d) of the Exchange Act to increase the holders of record threshold for deregistration and suspension of the duty to file reports for banks and bank holding companies from 300 to 1,200 record holders. On account of, among other reasons, the high cost of preparing and filing periodic reports with the Commission and the historically low trading volume of the Common Shares, the Board of Directors of the Company determined that deregistration of the Common Shares was in the best interests of the Company and its shareholders.

On November 14, 2012, the Company filed a Form 15 to deregister the Common Shares under Section 12(g) of the Exchange Act. Deregistration of the Company's Common Shares under Section 12(g) was effective on February 12, 2013 (90 days after the Company's Form 15 filing). Subject to obtaining the relief sought in this letter, the Company intends to file a Form 15 to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 prior to the filing deadline for the Company's Form 10-K for the year ended December 31, 2012).[1]

Discussion

Despite the termination of the Company's Section 12(g) reporting obligations on February 12, 2013, in the absence of obtaining the no-action relief sought by this letter, Section 15(d) of the Exchange Act would require the Company to continue to file reports because the Stock Option Plan Form S-8 and the Profit Sharing Plan Forms S-8 (collectively the "Forms S-8") were automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 29, 2012.

Rule 12h-3 provides the means for an issuer to suspend its duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act. Rule 12h-3(a) provides that, subject to the provisions of subsections (c) and (d) of the Rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if, for issuers like the Company, the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. However, Rule 12h-3(b) provides that, for issuers like the Company with more than $10 million in assets, only securities held of record by less than 300 persons are eligible for the suspension provided under Rule 12h-3(a). Furthermore, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

As noted above, the Company has filed all reports required under Section 13(a) of the Exchange Act for its 2012 fiscal year and for the three preceding fiscal years. However, because Rule 12h-3 has not yet been amended to reflect the increased Section 15(d) record ownership thresholds effected pursuant to the JOBS Act and the Company has approximately 688 shareholders of record as of the date of this letter, a literal reading of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file the reports required by Section 13(a). In addition, because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011 had the technical effect of updating the Forms S-8,[2] absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act.

As discussed in the Division of Corporation Finance's Staff Legal Bulletin No. 18 dated March 15, 2010, there is a line of no-action letters under Rule 12h-3 allowing issuers with a "going dark" fact pattern (which also satisfied the requirements of subsections (a) and (b) of Rule 12h-3) to suspend their Section 15(d) reporting obligations (and to file a Form 15 to that effect), notwithstanding that such issuer had a registration statement that was deemed updated through its Exchange Act filings.[3] In light of these no-action letters, and the fact that the Company satisfies the requirements of Rule 12h-3(a),[4] we respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations notwithstanding the holders of record requirement of Rule 12h-3(b)(1)(i) and the provisions of Rule 12h-3(c), because, as explained in more detail below: (1) Section 15(d) of the Exchange Act has been amended to permit bank holding companies with fewer than 1,200 shareholders of record to suspend their Section 15(d) filing obligations; (2) the purpose of Section 15(d) would not be undermined in granting relief to the Company; and (3) the benefits of reporting do not outweigh the burden on the Company of making such filings.

Section 15(d) of the Exchange Act has been amended to permit bank holding companies with fewer than 1,200 shareholders of record to suspend their Section 15(d) filing obligations.

As noted earlier, there are currently approximately 688 holders of record of the Common Shares. Although this is above the current holder of record threshold set forth in Rule 12h-3(b)(1)(i), the Company should nevertheless be permitted to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations. We believe that the amendments to Section 15(d) of the Exchange Act effected by the JOBS Act demonstrate Congress's determination that bank holding companies with less than 1,200 shareholders of record should not be subject to the financial and administrative burdens of filing reports under the Exchange Act. Furthermore, the JOBS Act FAQs appear to indicate that Rule 12g-4 will be amended so that it is consistent with the deregistration threshold changes to Section 12(g) of the Exchange Act effected by the JOBS Act.[5] Although the JOBS Act FAQs do not address Rule 12h-3, it seems logical to assume that the Commission will also amend this rule to address the new threshold for the suspension of Section 15(d) reporting obligations applicable to banks and bank holding companies. Therefore, we believe that no-action relief allowing the Company to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 is appropriate, notwithstanding that the Company exceeds the holder of record thresholds set forth in Rule 12h-3(b)(l)(i).

The Company represents that there will be fewer than 1,200 holders of record of the Common Shares on the date that the Company files its Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3. The Company also acknowledges that, if on the first day of any subsequent fiscal year there are 1,200 or more holders of record of the Common Shares, the suspension of the Company's Section 15(d) reporting obligations will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d) of the Exchange Act.

The purpose of Section 15(d) would not be undermined in granting relief to the Company.

Assuming the Company is permitted to rely on Rule 12h-3(b)(1)(i) notwithstanding the current number of holders of record of its Common Shares, the Company also needs relief with respect to Rule 12h-3(c). As noted earlier, Rule 12h-3(c) provides that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act. The Forms S-8 were automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 29, 2012. Thus, a literal reading of Rule 12h-3(c) would prevent the Company from suspending its reporting obligations under Section 15(d) of the Exchange Act despite it satisfying Rule 12h-3(a).

However, the Commission's Staff has indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements which became effective in prior fiscal years, but which are required to be updated pursuant to Section 10(a)(3) of the Securities Act. See, e.g., Tix Corporation (available November 5, 2010).

Further, in the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Proposing Release also stated that the "limitation [set forth in Rule 12h-3(c)] is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns are not present in the Company's situation. Since no sales have been made under the Forms S-8 in 2012 or 2013, requiring the Company to continue to report under Section 15(d) of the Exchange Act does not seem to further the underlying purpose of Rule 12h-3 to make available to the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering. In addition, the current holders of options issued pursuant to the Stock Option Plan will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. These option holders are current officers and employees of the Company, all of whom not only have access to detailed information about the Company but also have the ability to ask questions of the Company's senior executive officers prior to making a decision to exercise any options.[6] Thus, these persons will have the ability to monitor the Company's performance and make informed investment decisions. Finally, as discussed above, the Company has deregistered all of the unissued Common Shares registered pursuant to the Forms S-8. As a result, no additional person will be able to purchase or otherwise acquire any of the Common Shares that had been registered on such Forms S-8, and so, with respect to the Common Shares covered by the Forms S-8, there will be no additional persons who would be protected by or benefit from the Company's continued filing of current and periodic Exchange Act reports.

The Staff has also granted no-action relief in circumstances where the literal application of Rule 12h-3(c) would have required continued reporting by an issuer.[7] We believe that, for similar reasons, no-action relief allowing the Company to file a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act as of the date of the filing of such Form 15 is warranted, notwithstanding that the Forms S-8 were automatically updated during fiscal year 2012.

The benefits of reporting do not outweigh the burden on the Company of making such filings.

The Proposing Release also noted the Commission's acknowledgement that Congress recognized that, with respect to Section 15(d) of the Exchange Act, the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where companies with a small number of public stockholders are involved. For the Company, preparing and filing current and periodic reports with the Commission imposes a material financial burden on the Company and involves significant management effort. Management has estimated that the Company's total annual expenses relating to its Section 15(d) reporting obligations, including legal and accounting fees, are approximately $150,000 (and these expenses are expected to continue to increase on account of the costs associated with the phased-in "detail-tagging" of the financial information to be included in the Company's periodic reports, as required pursuant to Regulation S-T). The Company believes these funds could be used more effectively to strengthen and grow the Company and increase shareholder value. Therefore, the Company believes that, given the Company's small shareholder base and limited trading activity in the Common Shares, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's shareholders.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that, despite the fact that the Company does not comply with the shareholder threshold set forth in Rule 12h-3(b)(1)(i) and would otherwise not be eligible to rely on Rule 12h-3(c) by virtue of updating the Forms S-8 during the 2012 fiscal year on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2011 as required pursuant to Section 10(a)(3) of the Securities Act, the Company would not be precluded from relying on Rule 12h-3 to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Annual Report on Form 10-K for the year ended December 31, 2012.

VORYS
Legal Counsel

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of the Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act, pursuant to Rule 12h-3, prior to March 29, 2013 (the date the Company's Form 10-K for the year ended December 31, 2012 would have otherwise been due).

If the Staff has any questions concerning this request or requires additional information, please contact me at (614) 464-5465 or via email at adweis@vorys.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,



Anthony D. Weis

ADW/tjf

Footnotes

1 As discussed in "Frequently Asked Questions on Changes to the Requirements for Exchange Act Registration and Deregistration" dated April 11, 2012 issued by the Division of Corporation Finance (the "JOBS Act FAQs"), Form 15 has not yet been amended to reflect the JOBS Act amendments to Section 12(g)(4) or Section 15(d). As advised in the JOBS Act FAQs, the Company's Form 15 filing to terminate its Section 12(g) registration included an explanatory note that the Company was relying on Section 12(g)(4) of the Exchange Act to terminate its Section 12(g) registration. Assuming that the relief requested hereby is granted, the Company will include an explanatory note in its Form 15 filing to suspend its Section 15(d) reporting obligations that the suspension of such reporting obligations is pursuant to Rule 12h-3(b)(1)(i) and the no-action relief provided by the Staff.

2 The Company did not have any registration statements become effective under the Securities Act or updated for purposes of Section 10(a)(3) of the Securities Act during 2012 or 2013, other than the Forms S-8 being updated for purposes of Section 10(a)(3) in 2012 and the Post-Effective Amendments becoming effective in 2012.

3 See, e.g., AB&T Financial Corp. (available July 27, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); Mango Capital, Inc. (available March 28, 2012); DT Sale Corp. (available November 14, 2011); Constar International Inc. (available March 29, 2011); Decorator Industries, Inc. (available March 23, 2011); International Wire Group. Inc. (available November 4, 2009).

4 The Company further represents that, at the time it files its Form 15 to suspend its reporting obligations under Section 15(d), it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

5 The answer to question 3 within the JOBS Act FAQs states that "Rule 12g-4 has not yet been amended to incorporate the new 1,200 holder deregistration threshold" (emphasis added).

6 After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to grant and award securities under its written compensatory benefit plans in compliance with Rule 701. The Company has informed us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the grant and award of securities under its written compensatory benefit plans will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the

terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. Accordingly, the Company acknowledges, and will advise all of its option holders, that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Mango Capital, Inc. (available March 28, 2012).

7 See, e.g., Alarion Financial Services, Inc. (available November 29, 2012); Britton & Koontz Capital Corp. (available September 27, 2012); AB&T Financial Corp. (available July 27, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); Mango Capital, Inc. (available March 28, 2012); DT Sale Corp. (available November 14, 2011); Constar International Inc. (available March 29, 2011); Decorator Industries, Inc. (available March 23, 2011); international Wire Group, Inc. (available November 4, 2009).